April 7, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549-6010

Attention:             Brian Cascio, Accounting Branch Chief

Regarding:            Eastman Kodak Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No.  001-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter to me dated March 26, 2009.

If you have any questions, please call Diane Wilfong, Controller and Chief Accounting Officer at (585) 781-5650 or Laurence Hickey, Secretary and Chief Governance Officer at (585)724-3378.

Sincerely,

Eastman Kodak Company

                                                                                /s/  Frank S. Sklarsky

Frank S. Sklarsky
Chief Financial Officer &
Executive Vice President

In connection with its response to the staff’s comments, Eastman Kodak Company (the Company) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

The staff’s comments are noted below in bold. The Company’s responses are directly below each of the staff’s comments.  While the Company believes it is in compliance with all applicable disclosure requirements, the Company has agreed to add disclosure in future filings in response to certain of the staff’s comments.  Additional disclosures will be included in future quarterly or annual reports filed with the Securities and Exchange Commission depending on the period in which that particular disclosure is appropriate.

Item 7. Management's Discussion and Analysis

Overview, page 24

1.	In future filings, please expand the overview to provide a balanced, executive level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the
Company’s financial condition and operating results.  This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them.
For example, we note your discussion concerning restructuring costs and workforce rationalization on page 47; an outline of such plans by management would be appropriate in this section. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

The Company notes the staff’s comment and, in future filings, will expand the Overview section of Item 7  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to identify the most important themes or other significant matters on which management is focused.  The discussion will address known material trends and uncertainties and the actions that the Company is taking in response to them.

Critical Accounting Policies and Estimates, page 25

Valuation of Long-Lived Assets, including Goodwill, page 25

2.	Please tell us and in future filings identify your reporting units and disclose how the reporting units were identified under the guidance from SFAS 142.  Please also disclose how you allocate goodwill to the reporting units and whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated.  In that regard, in future filings please describe how the realignment of the Kodak operating model and change in reporting structure that was effective on January I, 2008 actually impacted the allocation of goodwill to reporting units.

FASB Statement No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at a level of reporting referred to as a reporting unit.  Statement 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components are aggregated and deemed a single reporting unit. An operating segment is deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component. The Company has determined that the components of the Film, Photofinishing and Entertainment Group (FPEG) operating segment are similar and therefore the segment meets the requirement of a reporting unit. For the Consumer Digital Imaging Group (CDG) operating segment, the Company has identified two reporting units, the Image Sensor Solutions reporting unit and the Consumer Products reporting unit (consisting of the Digital Capture & Devices, Retail Systems Solutions, Inkjet Systems, and Consumer Imaging Services product groups). For the Graphic Communications Group (GCG) operating segment, the Company has identified two reporting units, the Document Imaging reporting unit and the Commercial Printing reporting unit (consisting of the Prepress, Enterprise Solutions and Digital Printing product groups).  The Consumer Products and Commercial Printing reporting units consist of components that have similar economic characteristics and have therefore been aggregated into single reporting units.  No other components have goodwill assigned to them.  During 2008 there were no changes to the number of reporting units.

All goodwill acquired in business combinations is assigned to the reporting units that are expected to benefit from the synergies of the combination as of the acquisition date.  If the composition of one or more reporting units is changed due to a reorganization, goodwill is reassigned to the reporting units affected based on their fair values as required by Statement 142.  Due to a realignment of operations and corresponding change in reporting structure as of January 1, 2008 that shifted certain product groups from CDG and GCG into FPEG, the Company reassigned goodwill as described in the preceding sentence and as disclosed in Footnote 5, “Goodwill and Other Intangible Assets,” in our 2008 Form 10-K.  As a result of this reassignment of goodwill, the Consumer Products reporting unit goodwill decreased by $22 million, Commercial Printing reporting unit goodwill decreased by $10 million, and the FPEG reporting unit goodwill increased by $32 million as of January 1, 2008.

Disclosure similar to the preceding paragraphs will be included in future filings.

3.	You disclose that ''reasonable changes" in the assumptions used to determine the fair values of reporting units in the CDG and FPEG operating segments and one of the two reporting units in the GCG operating segment would not have resulted in goodwill impairments in any of those reporting units.  In future filings please provide a more specific description of the sensitivity analysis performed. In that regard, clarify what you consider to be “reasonable changes” in assumptions, include a quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably possible changes.

The Company currently discloses that expected cash flows and discount rates are key assumptions used to determine the fair value of each reporting unit.  The Company also currently quantifies the range of discount rates used to determine the fair value of each of its reporting units.  While the Company believes these are the key assumptions used in estimating the fair value of its reporting units, disclosure of material assumptions will be enhanced in future filings as noted in the Company’s response to the staff’s comment number four.

A 20 percent decrease in cash flows or a five percentage point increase in discount rate would not have caused a goodwill impairment to have been recognized in the FPEG reporting unit, the Consumer Products reporting unit, or the Document Imaging reporting unit, as of September 30, 2008 or December 31, 2008.  The Image Sensor Solutions reporting unit did not have any goodwill recorded as of December 31, 2008.

Impairments of goodwill could occur in the future if market or interest rate environments deteriorate, expected future cash flows decrease, or if reporting unit carrying values change materially compared with changes in respective fair values.

Disclosure similar to the preceding two paragraphs will be included in future filings.

4.	You disclose that both "income and market approaches" are used to estimate fair value of reporting units.  While we see disclosure about how you apply the discounted cash flow method, we do not see similar discussion of the market approach(es) applied.  In future filings please provide a description of the market approach(es) applied in estimating the fair value of reporting units.  As it appears that multiple approaches are used to value reporting units, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

In 2008 the Company estimated the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods, respectively.  To estimate fair value utilizing the discounted cash flow methodology, the Company discounted to present value expected cash flow for the period from 2009 through 2013 plus an estimated terminal value for each reporting unit.  To estimate fair value utilizing the market comparable methodology, the Company applied valuation multiples, derived from publicly-traded benchmark companies, to operating data of each reporting unit.  Benchmark companies are selected for each reporting unit based on comparability of the underlying business and whether the underlying economics of the benchmark company are reflective of the respective reporting unit’s.  In addition, the quality of public information and maturity of the benchmark companies businesses were considered in the selection process.  Both the income and market approaches estimate fair values based on ability to generate earnings, and are therefore meaningful in estimating the fair value of each of the Company’s reporting units.  The use of each methodology also provides corroboration for the other methodology.  The Company determined the fair value of each of its reporting units using a 50% weighting for each valuation methodology as we believe that each methodology provides equally valuable information.  The fair value methodologies are consistent with prior years.

Key assumptions used to determine the fair value of reporting units utilizing the market comparable method include the selection of appropriate benchmark companies and the selection of an appropriate market value multiple for each reporting unit based on a comparison of the reporting unit with the benchmark companies.

Disclosure similar to the preceding paragraphs will be included in future filings.

5.	We see that the majority of the carrying amount of goodwill is allocated to the
FPEG segment.  Considering the continuing declines in revenues from these operations and your disclosure that the weak economy has accelerated the decline in the Film Capture and Traditional Photofinishing business in future filings please disclose why management believes the carrying amount of goodwill allocated to this segment is recoverable.  Please provide reasonably specific disclosure about the business, operational and cash flow factors that form the bases for your belief.

The carrying amount of goodwill assigned to the Film, Photofinishing and Entertainment Group (FPEG) reporting unit of approximately $613 million is the majority of the Company’s remaining goodwill balance at December 31, 2008.  Net sales for FPEG decreased approximately 18% from 2007 to 2008 and the weak economy accelerated declines in the Film Capture and Traditional Photofinishing business.  However, as noted in Item 1 of the Company’s 2008 Form 10-K, while the market for consumer and professional film and traditional photofinishing products are in decline due to digital substitution, the market for motion picture films has remained comparatively stable.  The reporting unit, which includes the Entertainment Imaging product group along with Film Capture and Traditional Photofinishing, remained profitable and cash flow positive in 2008 and is projected to continue to remain profitable and cash flow positive through the estimation period.

The Company tested the goodwill of FPEG for impairment as of September 30, 2008 and again as of December 31, 2008.  The fair value of FPEG exceeded the carrying value of the reporting unit as of both dates.  As FPEG’s revenues are expected to continue to decline, the Company will continue to periodically assess the carrying values of goodwill and other long-lived assets associated with FPEG for impairment, as appropriate.

Results of Operations - Continuing Operations, page 33

6.	Under Gross Profit, you indicate that upon completion of an analysis of the expected declines in the traditional film and paper businesses in the first quarter of 2008 you extended the useful lives of certain fixed assets used in those businesses.  Please tell us and in future filings disclose the factors leading you to conclude that the assets will continue to be used in those businesses for a longer period than previously anticipated.  Your response and disclosure should address the business and operational factors that form the basis for your conclusion about the useful lives.

The Company lengthened the useful lives of certain production machinery and equipment and manufacturing-related buildings related to the traditional film and paper businesses as of January 1, 2008, following an updated analysis of the expected declines in those businesses.  In 2005, the Company had shortened the useful lives of production machinery and equipment in those businesses as a result of the anticipated acceleration of the decline in those businesses.  The result of that change was that the related production machinery and equipment was scheduled to be fully depreciated by mid-2010 for the traditional film and paper business.

With the benefit of additional experience in the secular decline in these product groups, the Company assessed that overall film demand had declined but at a slower rate than anticipated in 2005, notably in the motion picture films category, which accounts for a very large portion of the manufacturing asset utilization in the film business.  Therefore, with respect to production machinery and equipment and buildings in certain key film manufacturing locations, the Company extended the useful lives by 1 to 3 additional years.  Likewise, in our paper business, the demand declines have not been as extensive as assumed in 2005.  Therefore, with respect to certain production machinery and equipment and buildings, the Company extended the useful lives by 2 to 3 years. From a business and operational standpoint, the future cash flow forecasts support a lengthening of the asset useful lives for both of these businesses.  The manufacturing assets supporting the businesses will continue to be utilized well past mid-2010 as the Company anticipates that the production assets currently in use will not be replaced.  The assessment of useful lives varied by plant depending on anticipated capacity necessary to support forecasted volumes.

Disclosure similar to the preceeding paragraphs will be included in future filings, as appropriate.

7.	As a related matter, you disclose that the weak economy has accelerated the decline of the Film Capture and Traditional Photofinishing businesses.  Please tell us how you considered the accelerated decline in these businesses in evaluating whether useful lives assigned to the property and equipment allocated to these businesses continue to be appropriate.

In this matter, which relates to the matter addressed in comment number six above, the Company disclosed that the economic downturn did have an adverse impact on the Film Capture and Traditional Photofinishing product groups within FPEG.  Film Capture is the relatively small, but profitable, category of the Company’s film business that represents consumer and professional film products.  Within the Company’s total film business, the economic impact on the larger and more profitable motion picture film category (the Entertainment Imaging product group) was less adverse in the fourth quarter as compared with the Film Capture category.  Likewise, within the Traditional Photofinishing business, which includes paper, photofinishing and other services, the economic impact was less adverse in the paper category than in the photofinishing and other services categories of the business.

In response to deteriorating fourth quarter business performance, however, the Company evaluated the useful life changes made in early 2008, considering the trajectory of revenue declines in the film and paper businesses and compared the forward looking forecasts of volume demand and capacity for those businesses.  The results of the evaluation indicated that the manufacturing assets for the film and paper businesses, which are separate and distinct manufacturing facilities, continue to be substantially utilized through the periods over which those assets are now being depreciated and, therefore, continued to support the propriety of the lengthened asset useful lives as discussed in comment number six above.

Financial Statements

Note 10. Commitments and Contingencies, page 82

Other Commitments and Contingencies, page 84

8.	With respect to the litigation related to indirect and other taxes in Brazil, please tell us why you believe your disclosure is complete under paragraphs 9 and 10 of
SFAS 5.  Please also clarify the nature of the indirect and other taxes subject to the disputes.  Alternatively, if the contingency relates to income taxes accounted for and disclosed under FIN 48, please clarify.

The Company’s accruals for indirect and other taxes in Brazil are primarily related to federal and state value added tax contingencies with a variety of different fact patterns. None of the contingencies discussed in Footnote 10, “Commitments and Contingencies” in our 2008 Form 10-K relate to income tax contingencies.

Paragraph 9 of FASB Statement No. 5, Accounting for Contingencies, requires descriptive disclosure of the nature of an accrual made pursuant to the provisions of that accounting standard.  In future filings we will clarify the nature of accruals made related to indirect and other taxes in Brazil.

Paragraph 10 of Statement 5 requires disclosure of loss contingencies that have at least a reasonable possibility that a loss may be incurred for which no accrual exists or for which the reasonably possible exposure is in excess of amounts accrued.  The Company believes there are no material contingencies in excess of or in addition to amounts already accrued, either individually or in the aggregate, related to these matters for which there is a reasonable possibility that a loss will be incurred.  Therefore, we believe that our disclosure is in compliance with the requirements of paragraph 10 of Statement 5.

9.	We also note that you recorded a contingency accrual of approximately $20 million related to employment litigation matters in the fourth quarter of 2008.  In future filings please clarify the nature of the employment litigation matters.
Please also tell us how your disclosure is complete under paragraph 10 of SFAS
5.  In that regard, please clarify whether there is exposure in excess of the amount accrued and explain why you should not disclose the amount of any reasonably possible additional exposure. Refer also to paragraph 39 of SFAS 5.

The Company recorded a contingency accrual of approximately $20 million in the fourth quarter of 2008 related to employment litigation matters.   The employment litigation matters related to a number of cases, which had similar fact patterns related to legacy equal employment opportunity issues.  The Company has been working to reach a settlement agreement with plaintiffs’ counsel, concurrent with ongoing legal proceedings.   The amounts accrued during the fourth quarter of 2008 represented the totality of the expected loss, given the status of the negotiations.  The Company does not believe that any exposure to loss in excess of the amount accrued meets the reasonably possible threshold dictated by paragraph 10 of Statement 5.  We note the staff’s comment and in future filings will clarify the nature of these matters.